July 14, 2006

Gary R. Todd
Reviewing Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Cherokee International Corporation

                           Form 10-K for the fiscal year ended January 1, 2006

                           Form 10-Q for the fiscal quarter ended April 2, 2006

                           File No. 0-50593

Dear Mr. Todd,

We are in receipt of the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”), dated July 7, 2006, with respect to the Form 10-K  for the fiscal year ended January 1, 2006 and the Form 10-Q  for the fiscal quarter ended April 2, 2006 of Cherokee International Corporation (the “Company”). On behalf of the Company, set forth below is the Company’s response to the comment raised in your letter.

Form 10-K for fiscal year ended January 1, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page 35

1.                                    Please revise all future filings to include financial statements that correctly present the actual dates on which your fiscal periods end. Similarly, present audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal years end.

We hereby confirm that we will comply with this comment immediately, beginning with the Company’s next quarterly report on Form 10-Q. We will ensure that all of the Company’s future filings with the Commission include financial statements that present the actual dates on which our fiscal periods end. In addition, all such future filings will present audit reports of our current public accounting firm, Mayer Hoffman McCann P.C., that opine on our financial statements as of and for the periods ended on the actual dates on which our fiscal years end.

In our past filings with the Commission, we referenced the last day of the nearest calendar month on our financial statements and in our Management’s Discussion and Analysis of Financial Condition and Results of Operations solely in order to provide the public with a more convenient presentation of our disclosure.  The dates shown on the cover of our reports on Forms 10-K and 10-Q have represented the actual period end dates.  To clarify our presentation, we included a statement in the Table of Contents of such reports, setting forth the actual period end dates for the fiscal quarters and fiscal years referenced in such report.  In order to comply with the Staff’s comment, all presentation of fiscal quarters and fiscal years in the Company’s future filings with the Commission will now reflect actual period end dates.

The Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our intention is to resolve this matter immediately by complying with your comment.  If you need further information to resolve this matter, please contact me at (714) 544-6665.

Sincerely,

Jeffrey M. Frank
President, Chief Executive Officer, and Director

Cc:          Richard A. Howard Jr., CPA
Partner, Shareholder
Mayer Hoffman McCann P.C.